SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Checkers Drive-In Restaurants, Inc.

(Name of Issuer)

Common Stock

Par Value $0.001 per Share

(Title of Class of Securities)

162809305

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

__________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 162809305	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Calm Waters Partnership 39-6220593
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,142,050
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,142,050
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,142,050
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%
12	TYPE OF REPORTING PERSON PN

13G

CUSIP No. 162809305	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Richard S. Strong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,142,050
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,142,050
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,142,050
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%
12	TYPE OF REPORTING PERSON IN

13G

CUSIP No. 162809305	Page 4 of 7 Pages

Item 1(a).

Name of Issuer

Checkers Drive-In Restaurants, Inc.

Item 1(b).

Address of Issuer’s Principal Executive Offices

4300 West Cypress Street

Suite 600

Tampa, Florida  33607

USA

Item 2(a).

Name of Person Filing

Item 2(b).

Address of Principal Business Office

Item 2(c).

Citizenship

Calm Waters Partnership

(together with Richard S. Strong,

the “Reporting Persons”)

c/o Richard S. Strong,

General Partner

100 Heritage Reserve

Menomonee Falls

Wisconsin 53051

(414) 359-3400

A Wisconsin general partnership

Richard S. Strong

100 Heritage Reserve

Menomonee Falls

Wisconsin 53051

(414) 359-3400

U.S. Citizen

Calm Waters Partnership is a private investment vehicle owned by Mr. Strong and family members.

13G

CUSIP No. 162809305	Page 5 of 7 Pages

Item 2(d).

Title of Class of Securities

Common Stock Par Value $0.001 per Share.

Item 2(e).

CUSIP Number

162809305

Item 3.

If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: N/A

Item 4.

Ownership.

(a)

Amount beneficially owned:

See responses to Item 9 of the cover pages

(b)

Percent of Class:

See responses to Item 11 of the cover pages

 (c)

Number of shares as to which such persons have:

(i)

Sole power to vote or to direct the vote:

0

(ii)

Shared power to vote or to direct the vote:

See responses to Item 6 of the cover pages.

(iii)

Sole power to dispose or to direct the disposition of:

0

(iv)

Shared power to dispose or to direct the disposition of:

See responses to Item 8 of the cover pages.

Item 5.

Ownership of Five Percent or Less of a Class.

N/A

13G

CUSIP No. 162809305	Page 6 of 7 Pages

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.

Identification and Classification of Members of the Group.

N/A

Item 9.

Notice of Dissolution of Group.

N/A

Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2003

/s/ Richard S. Strong

Richard S. Strong

Calm Waters Partnership

Dated: February 12, 2003

By:  /s/ Richard S. Strong

Richard S. Strong

General Partner

Page 7 of 7 Pages

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Checkers Drive-In Restaurants, Inc., and that this Agreement be included as an Exhibit to such joint filing.

This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 12th day of
February, 2003.

Dated: February 12, 2003

/s/ Richard S. Strong

Richard S. Strong

Calm Waters Partnership

Dated: February 12, 2003

By:  /s/ Richard S. Strong

Richard S. Strong

General Partner